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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)*


                    Oxford Health Plans, Inc.
-----------------------------------------------------------------
                         (Name of Issuer)


             Common Stock, par value $0.01 per share
-----------------------------------------------------------------
                  (Title of Class of Securities)


                           691471 10 6
-----------------------------------------------------------------
                          (CUSIP Number)


                        Paul J. Shim, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000
-----------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                        November 19, 1998
-----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of ss.ss.
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           This Amendment No. 3 amends and supplements the
Schedule 13D (the "Schedule") filed on March 5, 1998, as amended by Amendment No. 1 filed on June 10, 1998 and Amendment No. 2 filed on September 23, 1998 by TPG Partners II, L.P. ("TPG"), TPG Oxford LLC ("TPG Oxford"), TPG Parallel II, L.P. ("TPG Parallel") and TPG Investors II, L.P. ("TPG Investors") with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Oxford Health Plans, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule.

Item 4.    Purpose of Transaction.

           In accordance with the Investment Agreement, on November 19, 1998, the Company and TPG executed Amendment No. 3 to the Investment Agreement ("Amendment No. 3"). Amendment No. 3 amends the standstill provisions of the Investment Agreement to permit individuals who are affiliates of TPG to purchase, in the aggregate, up to 2,000,000 shares of Common Stock. Amendment No. 3 will become effective when the Company and TPG obtain all necessary approvals from regulatory authorities in the states where the Company does business.

           Amendment No. 3 is filed as Exhibit 13 hereto and incorporated by reference herein.

Item 7.    Material to be Filed as Exhibits

Exhibit 13 Amendment No. 3 to Investment Agreement, dated as of November 19, 1998

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Partners II, L.P. is true, complete and correct.

Dated:  November 23, 1998

                               TPG PARTNERS II, L.P.

                               By:  TPG GenPar II, L.P.
                                    its General Partner

                               By:  TPG Advisors II, Inc.
                                    its General Partner

                               By:  /s/ Richard A. Ekleberry
                                  ----------------------------
                               Name:  Richard A. Ekleberry
                               Title:  Vice President

                          SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Parallel II, L.P. is true, complete and correct.

Dated:  November 23, 1998

                               TPG PARALLEL II, L.P.

                               By:  TPG GenPar II, L.P.
                                    its General Partner

                               By:  TPG Advisors II, Inc.
                                    its General Partner

                               By:  /s/ Richard A. Ekleberry
                                  ----------------------------
                               Name:  Richard A. Ekleberry
                               Title:  Vice President

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Investors II, L.P. is true, complete and correct.

Dated:  November 23, 1998

                               TPG INVESTORS II, L.P.

                               By:  TPG GenPar II, L.P.
                                    its General Partner

                               By:  TPG Advisors II, Inc.
                                    its General Partner

                               By:  /s/ Richard A. Ekleberry
                                  ----------------------------
                               Name:  Richard A. Ekleberry
                               Title:  Vice President

                           EXHIBIT INDEX


                            Exhibit                          Page


1.    Joint Filing Agreement, dated as of March 4,             *
      1998 among TPG Partners II, L.P., TPG Oxford
      LLC, TPG Parallel II, L.P. and TPG Investors II,
      L.P.

2.    Investment Agreement, dated as of February 23,           *
      1998 by and between TPG Oxford LLC and Oxford
      Health Plans, Inc.

3.    Certificate of Designations of Series A                  *
      Cumulative Preferred Stock (attached as Exhibit
      A to the Investment Agreement).

4.    Form of Series A Warrant Certificate (attached           *
      as Exhibit B to the Investment Agreement).

5.    Certificate of Designations of Series B                  *
      Cumulative Preferred Stock (attached as Exhibit
      C to the Investment Agreement).

6.    Form of Series B Warrant Certificate (attached           *
      as Exhibit D to the Investment Agreement).

7.    Certificate of Designations of Series C                  *
      Participating Preferred Stock (attached as
      Exhibit E to the Investment Agreement).

8.    Registration Rights Agreement, dated as of               *
      February 23, 1998 by and between Oxford Health
      Plans, Inc. and TPG Oxford LLC.

9.    Assignment Agreement, dated as of April 23,              *
      1998, by and among TPG Oxford LLC and the DLJ
      Entities.

10.   Assignment Agreement, dated as of April 28,              *
      1998, by and between TPG Oxford LLC and Oxford
      Acquisition Corp.

11.   Assignment Agreement, dated as of April 28,              *
      1998, by and between TPG Oxford LLC and Chase
      Equity Associates, L.P.

12.   Assignment Agreement, dated as of August 21,             *
      1998 by and between TPG Oxford LLC and TPG
      Partners II, L.P.

13.   Amendment No. 3 to Investment Agreement, dated           7
      as of November 19, 1998


*     Previously filed

            AMENDMENT NUMBER 3 TO INVESTMENT AGREEMENT


       Reference is hereby made to the Investment Agreement, dated as of February 23, 1998 (the "Agreement"), between TPG Partners II, L.P. (the "Investor") and Oxford Health Plans, Inc. (the "Company"), as such agreement has been amended. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

       The Investor and the Company, pursuant to, and in accordance with, Section 11.07 and Section 6.01(c)(iv) of the Agreement, hereby agree to amend the Agreement by adding the following new subsection (e) to Section 6.01:

       "(e) Nothing contained in this Section 6.01 shall prohibit any individual who is an Affiliate of the Investor from acquiring Beneficial Ownership of shares of Common Stock; provided, that the aggregate number of shares of Common Stock acquired by all such individuals pursuant to this Section 6.01(e) shall not exceed 2,000,000."

       This Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which constitute one and the same instrument.

       This Amendment shall become effective upon the receipt by the Investor and the Company of all required approvals from state regulatory agencies. The Company and the Investor shall use their best efforts to obtain such approvals, and the Company shall promptly notify the Investor of the receipt of such approvals.

       IN WITNESS WHEREOF, the undersigned have executed this Amendment as of November 19, 1998.

                               TPG PARTNERS II, L.P.

                               By: TPG GenPar II, L.P.
                                   its General Partner

                               By: TPG Advisors II, Inc.
                                   its General Partner


                               By:  /s/ Richard A. Ekleberry
                                  ----------------------------
                               Name:  Richard A. Ekleberry
                               Title:  Vice President



                               OXFORD HEALTH PLANS, INC.


                               By:  /s/ Jeffery H. Boyd
                                  ----------------------------
                               Name:  Jeffery H. Boyd
                               Title:  Executive Vice President
                                       and General Counsel